                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*




                                  Benihana Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   082047200
                             -----------------------
                                 (CUSIP Number)

                              Martin Nussbaum, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                          New York, New York 10112-2200
                                 (212) 698-3500
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 9 sequentially numbered pages

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           RAIFF PARTNERS, INC.
           13-3797915
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                           (a) [X]
                                                                        (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------- ------ ---------------------------------------
                                    7    SOLE VOTING POWER                   0

      Number of Shares            ------ ---------------------------------------
   Beneficially Owned by            8    SHARED VOTING POWER            352,600
       Each Reporting
        Person with               ------ ---------------------------------------
                                    9    SOLE DISPOSITIVE POWER              0

                                  ------ ---------------------------------------
                                   10    SHARED DISPOSITIVE POWER       352,600
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                        352,600
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           5.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                             CO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


           ROBERT M. RAIFF
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                           (a) [X]
                                                                        (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES CITIZEN
--------------------------------- ------ ---------------------------------------
                                    7    SOLE VOTING POWER                   0

    Number of Shares              ------ ---------------------------------------
 Beneficially Owned by              8    SHARED VOTING POWER            352,600
     Each Reporting
      Person with                 ------ ---------------------------------------
                                    9    SOLE DISPOSITIVE POWER              0

                                  ------ ---------------------------------------
                                   10    SHARED DISPOSITIVE POWER       352,600

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                        352,600
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           5.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                            IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           CENTURION INVESTORS, LLC
           13-3972342
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                           (a) [X]
                                                                        (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------- ---------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   0

    Number of Shares              ------ ---------------------------------------
 Beneficially Owned by              8    SHARED VOTING POWER            352,600
     Each Reporting
      Person with                 ------ ---------------------------------------
                                    9    SOLE DISPOSITIVE POWER              0

                                  ------ ---------------------------------------
                                   10    SHARED DISPOSITIVE POWER       352,600

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       352,600
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           5.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                             OO
---------- ---------------------------------------------------------------------


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
        -------------------

        Securities:             Class A Common Stock, par value $0.10 per share

        Address of Principal    Benihana Inc.
        Executive Office of     8685 Northwest 53rd Terrace
        the Issuer:             Miami, Florida 33166

ITEM 2. IDENTITY AND BACKGROUND.
        ------------------------

         (a) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 by Raiff Partners, Inc., a Delaware corporation ("Raiff Partners"), Robert M. Raiff and Centurion Investors, LLC, a Delaware limited liability company ("Centurion" and together with Raiff Partners and Mr. Raiff, the "Reporting Persons"). Mr. Raiff acts as the president of Raiff Partners, which acts as the manager of Centurion. Centurion is the general partner of Centurion Long Term Strategies, LP (the "Fund"), which is the record holder of 352,600 shares of Class A common stock of the Issuer (the "Class A Common Stock").

         (b) The address of the principal office of each of Raiff Partners and Centurion is 152 West 57th Street, New York, NY 10019. The business address of Robert M. Raiff is: c/o Raiff Partners, 152 West 57th Street, New York, NY 10019.

         (c) Robert M. Raiff's principal occupation is that of president of Raiff Partners. The principal business of Raiff Partners is that of acting as the manager of Centurion. The principal business of Centurion is that of managing various investment funds, including serving as general partner of such funds.

         (d), (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Robert M. Raiff is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

         The aggregate amount of funds used to purchase the shares of Class A Common Stock held of record by the Fund was $5,425,217. The source of funds used to purchase such shares was the capital contributions of the partners in the Fund.

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------

         None of the Reporting Persons has contributed any funds or other consideration towards the purchase of the Series A Common Stock held by the Fund except for Centurion's interest in the Fund as General Partner and insofar as they may have other partnership interests in the Fund and have made capital contributions to the Fund.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

         The Reporting Persons have purchased the Class A Common Stock beneficially owned by them for the principal purpose of investment.

         The Reporting Persons believe that the Issuer's Common Stock is undervalued in relation to its peers, and further believe that this undervaluation results, at least in part, from the disagreements and disputes to which the Issuer has been subject. The Reporting Persons reserve the right to take such actions as they believe to be appropriate to attempt to rectify this situation. While the Reporting Persons have formulated no specific proposals, they believe that simplifying the Issuer's capital structure to align economic ownership and control may improve shareholder value by increasing liquidity and creating a greater identity of interests among shareholders. The Reporting Persons further believe that shareholder value would further be enhanced by augmenting governance practices to eliminate, to the extent practicable, conflicts of interest.

         The Reporting Persons intend to seek to discuss their views with management, the Board of Directors and other shareholders and reserve the right to purchase or sell securities of the Company and to take such other actions as the Reporting Persons believe to be appropriate. Subject to the foregoing, the Reporting Persons have no present plans or proposals which relate or would result in transaction with the purpose or effect enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        -------------------------------------

         (a) and (b) Based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 25, 2005, there were 6,356,975 shares of Class A Common Stock, par value $0.10, issued and outstanding as of July 31, 2005. The Reporting Persons own an aggregate of 352,600 shares of Class A Common Stock or approximately 5.5% of the outstanding shares of Class A Common Stock. Robert M. Raiff, as president and sole shareholder of Raiff Partners, Raiff Partners, as manager of Centurion and Centurion as general partner of the Fund have the shared power to direct the voting and disposition of the 352,600 shares of Class A Common Stock owned by the Fund.

         (c) The following is a listing of transactions in shares of Class A Common Stock during the past 60 days. All of the following transactions were effected by the Fund as open market purchases or sales on the Nasdaq National Market.

   Transaction    Type of              Number of       Price per
      Date      Transaction             Shares           Share
   -----------  -----------            ----------      ---------
    9/6/2005       Buy                  10,000          $19.42
    9/7/2005       Buy                   3,000          $19.73
    9/8/2005       Buy                   2,000          $19.69
    9/9/2005       Buy                   2,000          $19.07
    9/9/2005       Buy                   1,000          $19.28
    9/20/2005      Buy                   2,000          $17.70

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 7 OF 9 PAGES
--------------------------------------------------------------------------------

   Transaction    Type of              Number of       Price per
      Date      Transaction             Shares           Share
   -----------  -----------            ----------      ---------
    9/20/2005      Buy                   3,000           $17.77
    9/21/2005      Buy                     700           $17.55
    9/22/2005      Buy                   3,000           $17.06
    9/23/2005      Buy                   3,000           $16.99
   10/17/2005      Buy                  45,000           $18.00
   10/18/2005      Buy                   3,000           $18.76
   10/18/2005      Buy                   3,000           $18.83
   10/19/2005      Buy                   5,000           $18.76
   10/24/2005      Buy                   3,000           $18.72
   10/28/2005      Buy                   1,900           $18.75
    11/1/2005      Sell                  5,000           $18.29
    11/2/2005      Sell                 10,000           $18.25

         (d) Except for the Fund, which may have the right to receive or the power to direct the receipt of dividends from the Class A Common Stock, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described elsewhere in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Class A Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit A: Agreement of Joint Filing, by and among Raiff Partners,
                   Robert M. Raiff and Centurion.

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 8 OF 9 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated: November 3, 2005                       RAIFF PARTNERS, INC.


                                              By: /s/ Robert M. Raiff
                                                 ------------------------
                                                 Name: Robert M. Raiff
                                                 Title:   President


                                                  /s/ Robert M. Raiff
                                              ---------------------------
                                              ROBERT M. RAIFF

                                              CENTURION INVESTORS, LLC

                                              By: Raiff Partners, Inc.,
                                                  its manager

                                              By: /s/ Robert M. Raiff
                                                 ------------------------
                                                  Name: Robert M. Raiff
                                                  Title:  President

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 082047200                                            PAGE 9 OF 9 PAGES
--------------------------------------------------------------------------------


                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING



                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the Class A Common Stock of Benihana Inc., and that this Agreement be included as an attachment to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on November 3, 2005.


                                          RAIFF PARTNERS, INC.


                                          By: /s/ Robert M. Raiff
                                             -----------------------------
                                              Name: Robert M. Raiff
                                              Title:   President


                                              /s/ Robert M. Raiff
                                          --------------------------------
                                          ROBERT M. RAIFF

                                          CENTURION INVESTORS, LLC

                                          By: Raiff Partners, Inc., its manager


                                          By: /s/ Robert M. Raiff
                                             ------------------------------
                                             Name: Robert M. Raiff
                                             Title:   President